UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

September 9, 2004 - Toronto

HGTV Canada and The Eyes Set to Collaborate on

 New "Love it or Lose it!" Home Makeover Television Series

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX and TSX: “PAE”), a diversified Canadian entertainment company, today announced the start of production on a new home-makeover television series entitled “Love it or Lose it!”  “We are very pleased to be working with our friends at HGTV Canada on this exciting new format in the vastly popular home decorating and makeover genre,” stated Blair Reekie, President of the company’s factual subsidiary, The Eyes Project Development Corp.  “This series is a showplace for the most innovative and extreme designers from the west coast, and establishes a fun, exciting and surprising new premise.”  The company has received an initial order for 13 half-hour episodes that will air in prime time in 2005 and maintains all worldwide broadcast and format rights to the series.

At its heart, “Love it or Lose it!” is an interior design show with an attitude.  An exasperating, fast paced series that fuses several different styles and genres, “Love it or Lose it!” has high-stakes, thrilling makeovers and bizarre west coast characters primed for confrontation OR mutual admiration.  It makes available the most compelling and sought after reaction to every home make-over program namely; “Oh my gosh!  What have you done?”  Each week, the series introduces three, top-notch, highly trained interior designers, each of whom has a surprising specialty.  One is ultimately selected to create a spectacular, larger-than-life makeover; a theatrical interpretation of a particular period or place, executed with passion, enthusiasm and a near-unlimited budget.

“We are very pleased to be teaming up with The Eyes on this entertaining series that gambles on giving a designer carte blanche,” stated Vanessa Case, Vice President of Programming, HGTV Canada, a division of Alliance Atlantis Communications Inc. (NASDAQ: AACB; TSX: AAC.A, AAC.B).  “It's no secret that makeover shows have been captivating viewers in recent years, and we believe those who tune in to 'Love it or Lose it!' will love the intriguing twists and drama contained in every episode."

“Love it or Lose it!” will be distributed in the United States by Program Partners of Santa Monica, California and Internationally by The Eyes Project Development Corp.  Additional information is available at www.loveitorloseit.ca

Peace Arch Entertainment Group Inc. (www.peacearch.com), one of Canada’s foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets.  Peace Arch Entertainment Group Inc. has offices in Vancouver, Toronto, Los Angeles and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”, ”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. Tel: (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 9, 2004	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.